Offering Statement for: **MB Fantasy Football League, Inc**



Jumpstart Micro™

OFFERING STATEMENT
January 2017

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Millionaire Bracket Fantasy Football League, Inc ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Preferred Shares.

The Issuer is seeking to raise a minimum of $100,000 and maximum of $1,000,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

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The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

Issuer Information

Name of issuer: **MB Fantasy Football League, Inc dba MBFLL**
Legal status of issuer

    Entity Form: Corporation
    Jurisdiction of Incorporation/Organization: Georgia
    Date of organization: May 10, 2016
Physical address: 809 Deerwood Drive
                                             Stockbridge, Georgia 30281

Website address: www.millionairefantasyfootball.com

Intermediary/Funding Portal Information

Intermediary: Jumpstart Micro, Inc
CIK Number: 0001664804
SEC File Number: 007-00008
CRD Number: NA
Funding Portal Address: jumpstartmicro.com
Compensation to Intermediary: 6% of the closing amount raised and 3% purchase warrant at the same terms as investors with 10-year expiration

Direct or Indirect interest by Intermediary: None

The Security Offering

Type of security offered: Preferred A-3 non-voting
Target number of securities being offered: 1,000
Price of Security: $100.
Method of determining price: Comparisons to competition in this market and revenue projections

Target Amount: $100,000
Oversubscription allowed: Yes
Allocation method of oversubscription: First come, first serve
Maximum amount of offering: $1,000,000
Deadline to reach target amount: March 6, 2017
Purpose of the offering: MBFLL is launching a new type of online Fantasy Football League and is looking for investors to fund the site development and launching of the business.
Ownership % by new Investors: The goal is to raise $100,000 for 1% with over-subscription up to $1,000,000 10%

Voting rights: No
Future annual report location: www.millionairebracketfantasyfootball/annualreport

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

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Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

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Overview

Do you love Fantasy Football? Now is your chance to own stock in a new and exciting Fantasy Football online service!

There are literally tens of millions of fantasy players, but by and large they remain an unconnected unit. With MBFFL™, we not only offer exciting game play with chances to win top prize money with favorable odds, but this gameplay is encompassed within a social media type platform, bringing fantasy players under one roof.

Players can sign up for free receiving their own page within this community. Once there, interact with other players and celebrities, chat via message board and DM, and even customize and brand their own fantasy franchise, which includes designing their very own team helmet. Advertisers will be connected to players and celebrities.

Millionaire Bracket Fantasy Football League™ is an online gaming experience which capitalizes on the phenomenal growth of daily fantasy football with an NCAA-type bracket gameplay. MBFFL™ also serves a secondary purpose of bringing all fantasy football players together in a "Myspace" – "Skype-Like" social media platform.

MBFLL was started by Georgia attorney Charles E. Taylor who has always enjoyed the excitement and draw it had on him and his friends. There are very few times in the year that generate as much excitement as the start of the fantasy football season!

Some time ago, Charles joined Fan Duel and realized there was a plethora of games across all sports. However, after playing these games, Charles realized that, while fun, the chances of winning any money were EXTREMELY LOW. First, the sheer number of entries that he had to outscore was significant. Coupled with the fact that about 2% of players are categorized as "expert players" based on their experience and the information at their disposal. What's more is that these "experts" can submit multiple entries, making it that much harder for the average Joe to compete. While watching the NCAA March Madness bracket, he realized there was a better way for fantasy football by integrating the bracket concept where the playing field can be leveled and a player can win serious money without having to best every other player each week, that would certainly be a viable gaming proposition. Charles began to formulate the MBFFL™ business model, which led to this investment opportunity to join in this exciting venture.

The goal of MBFFL™ is to capitalize on the ever-increasing popularity of fantasy football by providing a niche playing platform that offers better odds to win top prize money and a more interactive game play, encompassed in a "Myspace - Like" social media platform encapsulating the fantasy football audience.

For investors, MBFFL™ is raising money to build the platform and launch the business in the spring of 2017. Each investor receives preferred stock, but even more exciting is our payback strategy for investors. Until we payback 10 times (10X) your investment, we will take 75% of our profits after a $2M reserve and pay these profits in dividends to our preferred stock investors.

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Business Plan

The Company

Statistics show that 41.5 Million Americans play fantasy football. Sites like Fan Duel, and Draft Kings have proven the concept of online fantasy sports. Analysts estimate this market grow to $70 Billion in the coming years.

MBFLL is launching a new service that focuses on fantasy football and combines the best features of the existing sites with the bracket concept of March Madness to deliver a new and unique experience with higher payouts. In addition, our model includes more interaction with players, a higher payout, and now gives Investors like you an opportunity to own stock in the company, and become a player.

The Market

The market in which Millionaire Bracket Fantasy Football League™ is operating can be characterized by the following:

Daily Fantasy Sports Leagues.

The following statistics were taken from the Elias Research Bureau:

- Fantasy Sports Leagues
- Sales: 2.6 Billion in entry fees alone in 2015
- Estimated growth of 41% annually
- Estimated 14.4 Billion in entry fees by the year 2020
- The 2 largest players in this industry (Fan Duel and Draft Kings) have already raised 88 million and 76 million dollars in funding to date from investors such as NBC, Comcast, KKR, and Disney.
- Fantasy Football raises the largest percentage (36%) of all money spent on fantasy sports.

MBFLL Services

Bracket League™

Head to Head Bracket. $150 for the Bracket League™ to enter a line-up before week 1 of the NFL season. The winners proceed to the next rounds and the losers automatically enter the common pool. Week 2, the remaining players select a new line up and play in another head to head match up, with the winners progressing to the next round, and losers being entered into the common league. In the common league, users submit their line-up each week and win $10,000 for the top 10 finishers, $5,000 for the next 10 finishers, down to $1,000 for finishers 26-50.

The great benefit is that a user need only beat one team per week to advance. Once the user advances past round (week) 7, they enter the money rounds, where the prize money gets incrementally higher each week after week 7, culminating with a million-dollar grand prize and a half-million dollar second prize. The common league also lets you continue to play. **Gauntlet Room™ (to be introduced 2.0)**

Soon to come is the Gauntlet Room™ where users can set their line-up and their purse "or money" they want to "bet" on their lineup and have a head to head battle with another user or group. The winner takes all (minus 5% for the house).

The Gauntlet Room™ circumvents illegal gambling by allowing a head-to-head "bet" by assembling your own team to "wager" on.

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MBFFL™ Game Fees and Prizing Structure

- MBFFL™ will have a unique Pay-Off Structure offering highly lucrative cash prizes on a weekly basis;
- $150 entry fees for the available "*MBFFL™ Bracket League™*"
- Users will have the option to submit multiple lineups (paying an entry fee for each lineup submitted).

MBFFL™ has two (2) separate cash prize models for both league types (*Bracket League™* & *Community League™*):

- ✓ **Prize Structure – *MBFFL™ Bracket League*™:** The first seven (7) weeks, winners for each bracket will receive no cash rewards. From Week 8, <u>each</u> *MBFFL™ Bracket League™* loser receives payment based on the following structure:
  - ❖ Week 08 – $250
  - ❖ Week 09 – $500
  - ❖ Week 10 – $1,000
  - ❖ Week 11 – $2,500
  - ❖ Week 12 – $10,000
  - ❖ Week 13 – $25,000
  - ❖ Week 14 – $100,000
  - ❖ Week 15 – $250,000
  - ❖ Week 16 – $500,000 to the loser - $1 million to the Winner

- ✓ **Prize Structure – *MBFFL™ Community League*™:** In *Community League's*, the application will offer weekly cash rewards. The <u>weekly</u> prize format will be:
  - ❖ Top Scorer – $25,000
  - ❖ Position between 2 and 5 – $10,000
  - ❖ Position between 6 and 10 – $5,000
  - ❖ Position between 11 and 25 – $2,500
  - ❖ Position between 26 and 50 – $1,000
  - ❖ Position between 51 and 100 – $500

- MBFFL™ also offers Gauntlet Challenge™, the MBFFL™ Rake Rate will be 5% with the 95% balance going to the winner.

Success Factors

MBFFL™ is uniquely qualified to succeed for the following reasons:

- Our Service: We offer a more user-friendly, interactive gameplay with better odds of winning. We intend to be the first daily fantasy football league to offer the selection of IDP (Individual Defensive Players).

- Management Team: Our management team has unique experience in the industry that includes over 23 years of experience in the fantasy football arena.

- Operational Portal: We have developed systems that enable us to provide a high-quality service at a low cost.

- Marketing: We will capitalize on the millions of dollars being spent monthly to attract new users to the world of fantasy football. According to the Fantasy Sports Trade Association,

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an estimated 41.5 million Americans participated in fantasy sports last year, spending $11B dollars on entry fees, league dues, research, and hosting fees.

Financial Expectations

Below is an overview of our expected financial performance over the next five years: To achieve these projected revenues, we need to raise a minimum of $1,000,000 in financing through several rounds of financing we intend to seek over the coming months.

Each Bracket League™ will have 65,536 players with each player paying $150 for the 16-week 1-on-1 NFL competition season that we expect will generate $9,830,400 in revenue.

We project our revenues as follows:

Year	Number of Bracket Leagues	Total Revenue
1	4	$39,321,600
2	8	$78,643,200
3	12	$117,964,800
4	16	$157,286,400
5	20	$196,608,000

Over 25 Million people already play fantasy football daily. Of those player, we only need 65,536 per league, or 0.25% of the total market, for this business model to succeed. We are not looking for people to join fantasy football, only to tap into an existing market.

Competitive Comparison

	MB Fantasy Football	Draft Kings	Fan Duel
1. Compete against 80,000 – 100,000 players at a time		√	√
2. Compete against one player each week	√		
3. Weekly winners auto progress for 17-week season – payout begins week 8	√		
4. Week 16 winner receives $1 million, runner-up received $50,000	√		
5. Weekly losers auto-join, for free, the MBFLL Community League for the remainder of the season. (1-on-1 weekly contests, 100 weekly cash prizes including a $25,000 top prize)	√		
6. Defensive Players Points – Individual Defensive Players™ IDP(1 DL, 1 DL/LB, 1 LB, 2 CB/S)	√		
7. Proprietary Social Network Connection ("skype-like" excitement via weekly head-to-head competition)	√		
8. Weekly Winner Madness ("March-Madness-Like" excitement via weekly head-to-head competition)	√		
9. Player MBFLL fantasy football social network page (unique fantasy football league gaming experience, unique player designed helmet, personalized players social media page, and celebrity players available for a fee)	√		
10. Yearly League Play with Multiple leagues	√		
11. $9 weekly ($150 per 16 week NFL season)	√		
12. $25 weekly ($450 per 16 week NFL season)		√	√
13. Season long league removed from regulator scrutiny	√		
14. Daily Play (Subject to ongoing legal action and regulation by each states Attorney General)		√	

To put it in perspective, Fan Duel and Draft Kings have many weekly fantasy sports games, with their most popular game attracting over 300,000 players each week.

We offer better value, as our entry fee of $150 for our game equates to $8/week, as opposed to Fan Duel and Draft Kings, whose entry fee is $25 weekly for their high jackpot games.

Jumpstart Micro™

Consider that Fan Duel generates over $75M per week, Draft Kings generates over $50M per week, and Yahoo Sports has $30M per week.   Analysts believe this market will grow to $70B leaving a lot of room for companies offering new approaches like MBFLL.

Our Competitive Advantages

Millionaire Bracket Fantasy Football League™ is not positioning itself as a competitor of Fan Duel or Draft Kings. We view them as allies. The millions of dollars these companies spend on advertising attracts new customers to the world of fantasy sports and allows us to capitalize on the growing market by having a larger pool of already invested players in which to choose from. For example, consider Las Vegas. If a person is already a gambler, that person is more likely to play more than one game, because the games each offer something different. So the more "gamblers" that play fantasy football, the more likely aggregate industry revenues will rise. We intend to position ourselves as the niche fantasy football bracket game that offers higher odds of winning. However, our product is superior to the other fantasy football sites because we intend to offer our users a "social media" page similar to Myspace, where they can design their own team colors, logo, and unique team name. Users can also enjoy message rooms where they can get information on upcoming matchups, player status, and more. Lastly, users can connect online with other players and private message those connections.

Investment Opportunity

We think this is a wonderful opportunity for investors to join us at this stage. This is big market opportunity and we believe we can attract the players to make MBFLL a big success.

To reward our investors, should we raise our full goal of $1M, our investors will collectively own 10% of MBFLL. Our goal is to sell the business within 5 years, which we intend will provide these investors a return on their investment.

However, we don't want our investors to wait to start seeing a return on their investment, thus we plan a structured Preferred Dividend Payment Plan. Here is how that plan will work:

Once we are operating and earning a profit, we will reserve the first $2M of our net profits after all business expenses are paid to operate the business. Then, on an annual basis, 75% of any net profits earned above the $2M reserve will be distributed to our Preferred Shareholders until Ten Times (10x) their investment has been paid out. Should we meet our goals, we believe these terms collectively amount to a competitive investment opportunity. We hope that after reading these materials you will agree. Should you decided to invest, we invite you to tell your friends and invite them to join MBFLL.

Charles E. Taylor, CEO

Management Team and Officers

Charles E. Taylor, Esq.: Founder, President

As President, I will oversee all aspects of the business including supervising customer service and payouts department and work hand in hand with the technical team to ensure the platform runs smoothly. In addition to my work experience as an attorney, I was commissioner of a fantasy football league from 2000-2010, which has been my passion since college.

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WORK EXPERIENCE

Charles Taylor, Esq

Charles Taylor, has been a practicing Attorney in Georgia for more than 20 years and has represented more than 2,500 clients. This includes bankruptcy law, civil litigation, contracts and entertainment law. Mr. Taylor is also a NFLPA (National Football League Players Association) Certified Sports Agent and has represented NFL players in contract negotiations, marketing, branding, and endorsement deals along with assisting players in the transition from college football to the NFL. Prior experience also includes working with recording artist contracts and publishing agreements. Mr. Taylor intends to devote his time to MBFFL once the business is fully operational.

EDUCATION

Tulane Law School, Juris Doctor   September 1992 - May 1995

Morehouse College, B.A., Political Science   September 1988-May 1992

Douglas Rosenzweig, Esq.: Consultant

Douglas will consult on analytics and creating players' salaries. In addition to being a practicing attorney, Douglas is currently commissioner of several private fantasy football leagues.

Educational Background: Law Degree, Tulane University, 1994.

Board Members

Name: Charles E. Taylor, Esq.
Date of board service: March 10, 2016
Principal Occupation: Attorney
Board Positions held and dates: Chairman and CEO, March 10, 2016
Business experience (min 3 years) with   See full bio
employer, dates, titles and responsibilities.

Offering

We are offering investors the opportunity to purchase 1,000 non-voting, Series A-3 Preferred Shares of the MBFLL (the "Shares") at $100 per share. The target investment amount is $100,000, or one percent (1%) of the total shares outstanding. Over-subscription of this offering can reach $1,000,000, which collectively would represent a ten percent (10%) ownership interest in MBFLL. Our valuation is based on comparisons to other companies in this market. Successful subscription to this offering will allow us to quickly build our site and subscriber base, which is critical before the next NFL season. In addition to the ownership of preferred Stock, each investor receives a "Promise to Pay" 10 times (10x) their investment in annual payments of dividend on the company's net profits. The process is to first create a reserve of $2,000,000 for the company. Then, 75% of all subsequent net profits will be distributed to the Preferred Shareholders until these holders have received ten times (10X) the amount of their original investment. Investors will retain their preferred stock ownership and may still benefit from the future sale of the business.

Purpose of the Offering

The proceeds of this offering are being used to build our online portal, operate the business and invest in advertising and marketing programs required to attract paying subscribers.

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Use of proceeds for minimum and maximum offering

The proceeds from this investment will be used to build MBFLL's site and offerings. Below is a breakdown:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 100,000	$1,000,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 6,000	$ 60,000
(B)	$	$
(C)	$	$
Net Proceeds	$ 94,000	$ 940,000
Use of Net Proceeds		
(A) MBFLL Site Development	$50,000	$ 50,000
(B) Quality Control/Testing	$10,000	$ 10,000
(C) Outsourced launch services		$ 160,000
(D) Patents		$ 10,000
(E) Marketing and Promotions		$ 400,000
(F) Advertising		$ 130,000
(G) Salaries		$ 100,000
(H) Working Capital	$34,000	$ 140,000
Total Use of Net Proceeds	$94,000	$1,000,000

Before making any investment, the investor should review all documents and disclosures, including links to other investor disclosures, as provided by Jumpstart Micro. Once ready to invest, the investor should select Invest Now on the Company's listing page, and provide their information to make an investment. Upon receipt of the investor's information, Jumpstart Micro will send a confirmation email to the Investor, including a PDF of the transaction and notification of their right to cancel their investment commitment at any time up to 48 hours before the close of the offering. Upon the closing date of the offering, if the investment commitments have reached the stated minimum offering target, the investment is processed.

Within 30 days from the receipt of funds by the MBFLL, MBFLL will deliver a security certificate to the Investor that will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment for any reason until 48 hours prior to the stated Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior

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to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Preferred A-3 Stock
Voting Rights:	None
Limitations on voting or other rights:	No voting right, all preferred stock holders have the same rights
How may the terms of the securities being offered be modified?	The term of the Preferred stock issued in the Offering cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
Preferred A-1	10,000	0	No	Yes	*1
Preferred A-2	50,000	0	No	Yes	*1
Preferred A-3	10,000	0	No	Yes	*1
Common Stock:					
Common A-1	90,000	75,100	Yes	Yes	
Debt Security:	102,000	102,000	No	No	
Other:					

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Class of Security	Securities reserved for issuance upon exercise or conversion	
Warrants:		0
Options:		0
Other Rights:		
Total Fully Diluted Shares:		**75,100**

Notes

Note *1: Each of the authorized shares of "preferred stock" of the Company above (*together, the* "**Preferred Shares**") has certain unique rights (*e.g. priority with respect to the payment of dividends, etc.*) as identified in the Articles of Incorporation, which are subject to change pursuant to the terms of the Company Organizational Documents. Currently none of the Preferred Shares have been issued and the Offering is the first sale of any of the Preferred Shares.

Preferred Payments: The holders of the Preferred Shares, as a group, will be entitled to receive the following preferential payments (*a "Preferred Payment" and collectively the* "**Preferred Payments**"):

- Once (*and for so long as*) the aggregate amount of funds in the Company Reserve exceeds the Reserve Amount, the holders of Preferred Shares will, as a group, be entitled to receive seventy-five percent (75%) of any and all quarterly net cash flows thereafter generated by the Business in excess of such Reserve Amount (*respectively, a* "**Non-Liquidating Preferred Payment**"), until each of the holders of the Preferred Shares have received an aggregate amount of dividends equal to ten times (10x) their initial investment amount (*the* "**Trigger Date**"); and
- If either the Company as a whole is sold (*i.e. in connection with a Drag Along, as discussed below*) or substantially all of the assets of the Company are sold, the holders of Preferred Shares will, as a group, be entitled to receive ten percent (10%) of the net proceeds from such sale (*respectively, a* "**Liquidating Preferred Payment**").

For the avoidance of doubt it should be noted that: (a) **any and all Preferred Payments made by the Company will be paid to the holders of ALL classes of Preferred Shares, not just the Shares made part of the Offering,** in the manner, order and priority described below; and (b) the term "Trigger Date" with respect to the holders of a particular class of Preferred Shares, as used in Article II, Section 7 below, will mean the date that all holders of such class of Preferred Shares receives the above ten times (10x) return on their initial investment.

It is anticipated that, if the Company raises the full $1M, the Shares purchased by investors will represent one hundred percent (100%) of the issued and outstanding "Preferred-A3" shares of the Company (*and, until other Preferred Shares are sold, 100% of the issued and outstanding Preferred Shares of the Company*) and, in total, approximately ten percent (10%) of the total issued and outstanding equity interests of the Company; and the Common Shares will represent, in total, approximately ninety percent (90%) of the total issued and outstanding equity interests of the Company.

Principal Security Holders
Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Charles E. Taylor	Common A-1 Voting	75,100	100%

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How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **Preferred A-3 is only one class of security with no voting rights. Additional common or preferred stock may be issued and dilute all existing shareholders.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **Yes, Preferred stock is non-voting and the current issued common stock is voting stock with control over decision making.**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founders hold a majority of the shares and voting rights which provides them the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest.**

How are the securities being offered valued**? Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.**

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and shareholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which may dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could have provisions more favorable than the existing class. At the current time none of these future financings are contemplated by management.**

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Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
none				

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1) any director or officer of the Issuer;

      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

      (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

      (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure on the Funding Portal.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Need to Raise Additional Capital:

The Company anticipates that the proceeds received from this initial $100,000 offering may not be sufficient to cover all initial expenses of the business *(i.e. the initial operating Costs and the ongoing expenses)* and will not be sufficient to fund all future expenses of the Company, and that the Company will need to raise additional capital in later offerings until it successfully raises the entire $1 Million management believes is needed to fully capitalize the Company. Should any of the assumptions

Jumpstart Micro™

contained herein prove to be inaccurate, the Company may fail and/or you may recognize a loss of all or a part of your investment in the Shares.

Lack of Diversification; Single Asset Risk:

The Company is a newly-formed entity with no significant assets and no prior existing business which has been formed for the sole purpose of conducting the MBFLL business ("Business"). As a result, the sole asset of the Company will be its interest in the Business and the proprietary rights (if any) in the products and services offered in connection with the Business.

Any investment in a company that only owns a single asset will be materially affected by the value of such asset and any substantial decline in the value of such asset would be detrimental to the holding company. Accordingly, the Company's investments are not diversified and the Company is subject to a greater risk of loss than if its investments were diversified. If the value of the Business is materially adversely affected and/or fails to monetize as anticipated, it will be materially detrimental to the success and profitability of the Company and you will recognize a loss of all or a part of your investment in the Shares.

No Operating History; No Material Assets:

A significant capital infusion is necessary, and subsequent capital infusions may be necessary, in order to make the Company's business plan viable. Further there can be no assurance that the proposed Business will be profitable. Accordingly, there is no guarantee that the Company will ever realize any significant operating revenues, or that its operations ever will be profitable and you may lose all, or a substantial part, of your investment in the Shares.

Key Personnel:

The Company (*and ultimately the Business'*) operations and viability will be highly dependent on the efforts of certain existing key personnel of the Company. If the Company were to lose the services of such existing key personnel, or any of them for whatever reason, and it was unable to locate suitable replacements the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of all or a part of your investment in the Shares.

In addition, the Company's (*and ultimately the Business'*) operations and viability will be highly dependent on the ability of the Company to attract and retain certain quality sales, marketing and other operational personnel, in the future. As the market for such personnel in the Georgia and surrounding markets is highly competitive, there is no guaranty that the Company will be able to attract or retain the quality personnel necessary to achieve its Business objectives. If the Company is unable to attract and/or retain such necessary personnel, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Additional Capital:

The Company expects that the amount of the Initial Operating Costs will be sufficient to establish the Business and to fund the Company's initial operation. However, the amount of the Initial Operating Costs, while made in good faith, is only an estimate and the Company may be required to raise additional capital in the future to develop its Business as intended. To the extent additional capital is required, there can be no guaranty that such capital will be available on acceptable terms, if at all. If the Company needs additional capital and it is unable to obtain such capital from non-equity sources, it may be forced to sell additional shares of stock (*including, possibly, additional Shares*), which would dilute the ownership of the then current shareholders and/or adversely affect their percentage participation in any future dividends payable by the Company. To the extent necessary capital cannot be obtained by the Company through any method, it could have a material adverse effect on the Company's (*and ultimately the Business'*) operations and profitability and you may recognize a loss of your investment in the Shares.

Uncertainty of Exit Plans:

Jumpstart Micro™

While MBFLL's management intends to seek opportunities for the Company to be acquired by another business, there is no planned or expected exit strategy with respect to the sale (*or other transfer or divestment of*) of any of the shares that are the subject of this offering. . As a result, you will be expected to hold your Shares for an indefinite period of time.

Conflicts of Interest and Affiliated Companies:

   The Bylaws allow the Company's shareholders, the members of the Board (*and their affiliates*) and the Officers (*and their affiliates*) to own an interest in, or otherwise be involved (*directly or indirectly*) with the management of, other companies. Further, the Company may, from time to time (*subject to the terms of the Bylaws*), do business with one or more entities owned by (*or otherwise affiliated with and/or under the direct or indirect control of*) one or more such related parties, provided such agreements will substantially reflect commercially reasonable terms. Notwithstanding the forgoing, contracts between the Company and such affiliated entities have inherent conflicts of interest and such agreements will not be the result of arms' length negotiations or third-party bidding and may not represent industry standard terms.

Liability of Management:

The Bylaws provide that it may indemnify the members of the Board and its Officers, employees and agents (*and former directors, Officers, employees and agents*). Consequently, the ability of a plaintiff to impose liability on such persons may be impaired in whole or in part. In the opinion of the SEC, however, indemnification for liabilities arising under the 1933 Act is against public policy and, therefore, ineffective.

Third Party Providers:

The Company intends to outsource the majority, if not all, of the development of its three (3) offered online fantasy football games and social network products primarily by utilizing known outsource groups and to engage an unrelated party to perform quality control with respect to its products. As a result, the Company will be highly dependent on the availability of the necessary outsource service providers, as well as certain third party quality control service providers, and there is a risk that one or more of the same may not be available at any given time. Further, to the extent the Company contracts with one or more third party outsource service providers to develop MBFFL™, there is no guaranty that the Company can do so under favorable terms or, to the extent it does negotiate favorable terms, that such terms will not be adversely modified in the future. If the Company is unable to engage these third party outsource service providers necessary to conduct its Business as intended, or is unable to obtain such services on commercially reasonable terms, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Intellectual Property:

The success of the Company will depend, in material part, on the proprietary nature of its online services. As a standard practice, the Company intends to obtain such legal protections as the Board deems appropriate to protect its intellectual property. Nevertheless, there is no guaranty that the Company's intellectual property will not be infringed upon (*in whole or in part*) by third-parties. To the extent the proprietary nature of the Company's online fantasy football league and social network products and/or intellectual property is materially compromised, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Market Risks:

Unknown Future Competition:

The Company believes that its online fantasy football league play combined with its online social network component it intends to offer as part of its Business are, and will be, unique not yet seen in the existing online fantasy football market and will exist in a product class of its own. However, the Company's

Jumpstart Micro™

unique three (3) online fantasy football games are designed to be used in competition with existing daily play online fantasy football offerings and thus the Company may be considered to be within the online fantasy football business, which is highly competitive. Further, while the Company anticipates a significant "first-mover" advantage with respect to its combined online social network and fantasy football league Business, profitable first-movers always attract new market entrants. Such new market entrants will most likely include new potential direct/indirect competitors, some of whom may have considerably greater financial, human and other resources, experience and/or name recognition in comparison to the Company. Given the potentially significant competition in the subject market, there is no guaranty that the proposed Business will be successful in the long run.

Possible Future Governmental Regulation:

Each player of Company's online fantasy football Bracket League™ will pay $150 in advance for the entire 16-week NFL/MBFFL™ season. Weekly Bracket League™ winners advance within the Bracket League™ while weekly Bracket League™ losers are auto-registered, at no additional cost, and advance to play in Company's Community League™ with its weekly cash winners. All MBFFL™ players have a chance to play and win each week of the 16-week NFL/MBFFL™ season. Company's social network component, including a unique me play Myspace-like user interface, enhances the experience. As a result, and because Company's online fantasy football league experience is about the season-long experience and not just weekly competitions Company does not believe that it, or its intended products, will be subject to direct regulation by any federal, state or local agency. However, as the online fantasy sports industry is receiving attention from the Attorneys General of many states and may become highly regulated, there is no guaranty that the Company and/or its products will not be subject to some form of regulation in the future. Such regulations may result in the Company being forced to pay unbudgeted compliance costs or, in the worst case scenario, begin prohibited from offering one or more of its products entirely. In either case, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Uncertainty Due to Securities Market and National Economy:

   Over the last several years, the national economy has been volatile due to high unemployment, exceedingly high national debt and deficits, and an unpredictable stock market. Due to the foregoing volatility, as well as the inherent uncertainty involved with the securities market and the economy as a whole, there can be no accurate predictions concerning the return to you on your investment in the Shares.

Investment Risks:

Possible Loss of Entire Investment:

An investment in the Shares involves a high degree of risk and there is no guaranty that the Company will be profitable. As a result, you may suffer a substantial (or even a complete) loss of your investment in the Shares. **ACCORDINGLY, YOU SHOULD NOT PURCHASE SHARES IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT.**

Limited Voting Rights and Control:

The holders of the Shares will have very limited voting rights and, accordingly, will have little to no effective control over, or direct input into, the management or decisions of the Company.

Illiquid Investment; Long-term Nature of Investment:

The Company has not registered, is not under any obligation to register, and does not intend to register the Shares with any regulatory authorities at any time in the future. As a result, the Shares are, and will be, extremely illiquid which materially impairs the ability of holders of the Shares to easily dispose of their Shares should the need arise. Further, there currently is no market for the Company's Shares and it is highly unlikely that any such market will develop in the near future. Although it may be possible, after a period of time, under

Jumpstart Micro™

certain limited circumstances and subject to the terms of the Shareholder Agreement, to dispose of the Shares, you should not expect a market for the Shares will exist at any time in the future. Accordingly, due to the restrictions on transferability of, and the lack of any market for, the Shares an investment in the Shares is long-term and you will probably will not be able to liquidate your investment in the Shares in the event of an emergency or for any other reason (*at least not in a timely manner and/or without a substantial loss of your investment*).

ACCORDINGLY, YOU SHOULD <u>NOT</u> INVEST IN THE SHARES UNLESS YOU: (a) HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO YOUR INVESTMENT IN THE SHARES; (b) HAVE NO INTENTION TO RESELL THE SHARES; AND (c) HAS THE ABILITY TO HOLD YOUR INVESTMENT INDEFINITELY.

Dividends:

   The Company's sole expected source of distributable cash will be the cash flow, if any, generated from the Business which is in excess of the Reserve Amount. While the Company intends to pay certain dividends in the future, there can be no assurance that cash flow and/or profits from the Business (*or otherwise*) will allow such dividends to be made.

Arbitrary Determination of Offering Price:

   The Offering Price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs with respect to the Business and bears no material relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

Tax Audits:

   The Company's tax return (*particularly because the Company is a new entity*) may, at some point, be audited by the Internal Revenue Service (*the* "**IRS**"). The costs incurred in connection with any such an audit, and any ensuing administrative or legal proceedings, may adversely affect the profits, if any, from the Company's operations and/or the Company's cash flow. Furthermore, the Board, in its sole discretion, may settle or compromise any issues involved in an IRS audit, which may materially adversely affect your tax liabilities.

   An audit of the Company's information return by the IRS may also result in an audit of your individual tax return. In the event of such an audit, the Company will not be obligated to pay any expenses incurred by you in connection therewith or with respect to any resultant litigation, regardless of whether or not the audit is caused by reason of you being a holder of the Shares, or otherwise.

Other Risks:

The foregoing is a summary of certain risks associated with the Company and its business **AND IS NOT INTENDED TO BE COMPLETE.**

Jumpstart Micro™

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

MBFLL was formed in 2016.

	Historical Financials		Pro Forma Financials		
Fiscal Year:	**2015**	**2016**	**2017**	**2018**	**2019**
Expected # of Employees:	0	2	6	12	25
Balance Sheet Highlights					
Total Assets:	$0	$73,857	$6,188,000	$15,167,200	$35,164,000
Cash and Cash Equivalents:	0	$26,107	$6,088,000	$15,067,200	$35,064,000
Accounts Receivable:	$0	$0	$0	$0	$0
Short-term Debt:	$0	$102,000	$0	$0	$0
Long Term Debt: *	$0	$0	$10,000,000^	$5,000,000	$0
Income Statement Highlights:					
Revenue/Sales: **	$0	$0	$39,321,600	$78,643,200	$117,964,800
Cost of Goods/services Sold:			$22,688,000	$45,376,000	$68,064,000
Taxes Paid:			$1,600,000	$3,200,000	$8,000,000
Net Income:	$0	$0	$21,088,000	$42,176,000	$50,064,000
Cash Flow Highlights					
Beginning Cash:	$0	$0	$26,107	$6,088,000	$15,067,200
Ending Cash:	$0	$26,107	$6,088,000#	$15,067,200#	$35,064,000
Basis: (Cash or Accrual)	Accrual	Accrual	Accrual	Accrual	Accrual

2014 Notes:	
2015 Notes:	
2016 Notes:	Business Incorporated May 2016
2017 Notes:	^ 10 million long term debt is from raising 1 million in startup funding, with our 10x promise to pay. # 15 million deducted for salaries, operation costs and debt/investor repayment
*Long Term Debt:	Money raised from Title III Funding and possibly Reg A+
**Revenue/Sales:	Entry fees from the bracket leagues. This figure does not account for advertising income

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Financial Summary
The Company believes that they are ready to build their site and enter the marketplace in 2017 and is raising capital to expand its operations. The founder is committed to the success of the business and has the experience and skills needed.

The Company believes the business value will increase quickly once the service is in production. This will result in distributions to shareholders and the eventual sale of the business.

Operating History
The Company was formed in March 2016 and has a limited operating history.

Financial Statements
Attached as Appendix B is the company's current financial statements.

Ongoing Reporting
The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
millionairebracketfantasyfootball.com/annualreport
The issuer must continue to comply with the ongoing reporting requirements until:
> (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer
> than 300 holders of record and has total assets that do not exceed $10,000,000;
> (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
> (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or
> (5) the issuer liquidates or dissolves its business in accordance with state law

Jumpstart Micro™

Appendix A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Disclosure bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer;

        (B) engaging in the business of securities, insurance or banking; or

        (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10dyear period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

    investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

    (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

Jumpstart Micro™

inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

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Appendix B – Financial Statements

FINANCIAL STATEMENTS CERTIFED BY THE PRESIDENT ON THE NEXT PAGES



MB FANTASY FOOTBALL LEAGUE, INC.

809 Deerwood Drive
Stockbridge, Georgia 30281

Charles E. Taylor, Jr.

PHONE: (404) 441-7860
FACSIMILE: (478) 202-7450
E-MAIL: chucktaylor1021@gmail.com

This letter is to certify that I, Charles E. Taylor, Esq as president and founder of MB Fantasy Football League, Inc. on this 3rd day of January, 2017, have reviewed the financial statements of MB Fantasy Football League, Inc., and that the reviewed financials included in this form are true and complete in all material respects, and that the tax returns for these years have been filed and reflect the same.

The company was formed on May 10, 2016, and has a limited operating history.

Singed,

Charles E. Taylor, Esq. – President
MB Fantasy Football League, Inc.

MB FANTASY FOOTBALL LEAGUE, INC
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Cash	$26,106.88
Total Current Assets	**$26,106.88**
Other Assets	
WebSite Development	$47,750.00
Total Other Assets	**$47,750.00**
TOTAL ASSETS	**$73,856.88**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	$0.00
Convertible Notes Payable*	$102,000.00
Total Long-Term Liabilities	**$102,000.00**
Total Liabilities	**$102,000.00**
Equity	
Common Stock	$20,000.00
Preferred Stock	$0.00
Retained Earnings	$0.00
Net Income	($48,143.12)
Total Equity	**($28,143.12)**
TOTAL LIABILITIES AND EQUITY	**$73,856.88**

*Notes will convert to preferred stock during CF offering

MB FANTASY FOOTBALL LEAGUE, INC
Profit and Loss
January 1 - December 31, 2016

	Total
Income	
Sales	$0.00
Total Income	**$0.00**
Gross Profit	**$0.00**
Expenses	
Consulting & Professional Services	39,335.00
Marketing	1,400.44
Website Development	-
Bank Fees	315.00
Office Expenses	217.00
Travel & Entertainment	1,875.68
Payroll	5,000.00
Other	$0.00
Total Expenses	**$48,143.12**
Net Operating Income	**($48,143.12)**
Net Income	**($48,143.12)**